MRV Communications, Inc.

20415 Nordhoff Street

Chatsworth, CA 91311

October 11, 2013

BY EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Martin James, Senior Assistant Chief Accountant

Re:                        MRV Communications, Inc.

Annual Report on Form 10-K for the Year Ended December 31, 2012

Filed April 2, 2013

File No. 001-11174

Ladies and Gentlemen:

Reference is made to the comment letter dated September 13, 2013 in respect of MRV Communications, Inc.’s (the “Company”) Annual Report on Form 10-K (“Form 10-K”) filed on April 2, 2013 (File No. 001-11174) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”).  Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter:

Note 13. Segment Reporting and Geographic Information, page 77

1.            We note your disclosure of revenues by geographical area, including “Americas, Europe and Asia Pacific.” Please explain to us how your disclosure complies with FASB ASC 280-10-50-41a, which requires separate disclosure of revenues attributed to your country of domicile. Otherwise, confirm that you will revise your future filings to comply and provide us with a copy of your proposed revised disclosures using the December 31, 2012 amounts

Response: The Company respectfully acknowledges the Staff’s comments.  The Company agrees with the Staff’s comment and in future filings proposes separating the “Americas” region into two regions:  “United States” and “Rest of Americas” in the geographical region table. This change is illustrated in the revised geographical table presentation below (changes in BOLD):

Martin James, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance
October 11, 2013

The following table summarizes external revenue by geographic region (in thousands):

Years Ended December 31,	2012	2011	2010
United States	$47,250	$51,076	$43,974
Americas (Excluding the U.S.)	6,008	6,357	8,845
Europe	88,868	94,317	100,782
Asia Pacific	9,521	5,296	9,779
Other regions	14	22	81
Total	$151,661	$157,068	$163,461

Revenue from external customers attributed to Italy totalled $73,141, $76,971 and $81,888 for the years ended December 31, 2012, 2011 and 2010, respectively.  No other individual foreign country accounted for more than 10% of consolidated revenue. The Company’s revenue by geographical area is based on the customer’s country of domicile.

2.            In addition, we note from page 39 that all Network Integration revenues, or 49% of your consolidated revenues, were generated in Italy and we note that FASB ASC 280-10-50-41 requires that if revenues from external customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Please revise your future filings to comply. Please provide us with a copy of your proposed revised disclosures using the December 31, 2012 amounts.

Response: The Company respectfully acknowledges the Staff’s comments. The Company agrees with the Staff’s comment and in future filings proposes modifying our entity wide disclosures about geographic areas to include the amount of revenue attributed to Italy.  This change is also illustrated in our response to comment number 1 above (changes in BOLD).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Martin James, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 11, 2013

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at (818) 773-0900, ext. 243, or contact Steven Suzzan of Fulbright & Jaworski LLP at (212) 318-3092.

Yours faithfully,

/s/ Stephen A. Garcia

Stephen A. Garcia

Chief Financial Officer

MRV Communications, Inc.

cc:                              Eric Attallah, Staff Accountant

Kate Tillan, Assistant Chief Accountant

Steven Suzzan, Esq., Fulbright & Jaworski LLP